

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

December 16, 2015

<u>Via E-mail</u>
Mr. Colin Shannon
Chief Executive Officer
PRA Health Sciences, Inc.
4130 ParkLake Avenue
Suite 400
Raleigh, NC 27612

     Re: **PRA Health Sciences, Inc.**
             Form 10-K for the Year Ended December 31, 2014
             Filed March 3, 2015
             File No. 001-36732

Dear Mr. Shannon:

     We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

                             Sincerely,

                             /s/Tia L. Jenkins

                             Tia L. Jenkins
                             Senior Assistant Chief Accountant
                             Office of Beverages, Apparel, and Mining